

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Mr. Terry J. McClain
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

> **RE:** **Valmont Industries, Inc.**
> **Form 10-K for the fiscal year ended December 26, 2009**
> **Filed February 23, 2010**
> **File #1-31429**

Dear Mr. McClain:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief